Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in this Registration Statement on Form S-8 and related Prospectus of Figma, Inc. pertaining to the reoffer and resale by certain stockholders of shares of Class A common stock acquired pursuant to the Amended and Restated 2012 Equity Incentive Plan and to the incorporation by reference therein of our report dated April 15, 2025, with respect to the consolidated financial statements of Figma, Inc. at December 31, 2023 and 2024, and for each of the two years in the period ended December 31, 2024, included in its prospectus dated July 30, 2025, filed with the Securities and Exchange Commission on July 31, 2025 pursuant to Rule 424(b) under the Securities Act.
/s/ Ernst & Young LLP
San Jose, California
August 27, 2025